October 17, 2019

Berge Abajian
Principal Financial Officer
Bergio International, Inc.
12 Daniel Road E.
Fairfield, NJ 07004

       Re: Bergio International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed August 21, 2019
           File No. 000-54714

Dear Mr. Abajian:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing